UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             Essex Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                    Common Stock, no par value per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 296744105
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                               (CUSIP Number)

                             Kathleen M. Salmas
                            Assistant Secretary
                        Northrop Grumman Corporation
                           1840 Century Park East
                       Los Angeles, California 90067
                               (310) 553-6262
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              November 8, 2006
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          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

-----------------------------------                ----------------------------
    CUSIP No. 296744105                                      Page 2 of 12
-----------------------------------                ----------------------------

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    1         NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              Northrop Grumman Corporation
              95-4840775
 ------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                      (b) [x]
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    3         SEC USE ONLY
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    4         SOURCE OF FUNDS
              OO, WC
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    5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
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    6         CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
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              7     SOLE VOTING POWER
NUMBER OF           0

 SHARES        -----------------------------------------------------------------
              8     SHARED VOTING POWER
BENEFICIALLY        2,278,141(1)

 OWNED BY     ------------------------------------------------------------------
              9     SOLE DISPOSITIVE POWER
   EACH             0

 REPORTING    10    SHARED DISPOSITIVE POWER
                    0
PERSON WITH
-------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,278,141(1)
-------------------------------------------------------------------------------
    12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              [  ]
-------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.5%(2)
-------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------

(1) Northrop Grumman Corporation and Northrop Grumman Space & Mission Systems Corp. (the "Reporting Persons") may be deemed to beneficially own 2,278,141 shares of Common Stock of Essex Corporation pursuant to the Voting Agreements described in Item 4 below and the irrevocable proxy contained therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 21,780,467 shares of Common Stock of Essex Corporation outstanding at October 31, 2006, as reported in its Quarterly Report on Form 10-Q for the period ended September 30, 2006.

                                SCHEDULE 13D

-----------------------------------                ----------------------------
    CUSIP No. 296744105                                      Page 3 of 12
-----------------------------------                ----------------------------

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    1         NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              Northrop Grumman Space & Mission Systems Corp.
              34-0575430
 ------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                      (b) [x]
-------------------------------------------------------------------------------
    3         SEC USE ONLY
-------------------------------------------------------------------------------
    4         SOURCE OF FUNDS
              OO, WC
-------------------------------------------------------------------------------
    5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
-------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio
-------------------------------------------------------------------------------
              7     SOLE VOTING POWER
NUMBER OF           0

 SHARES        -----------------------------------------------------------------
              8     SHARED VOTING POWER
BENEFICIALLY        2,278,141(1)

 OWNED BY     ------------------------------------------------------------------
              9     SOLE DISPOSITIVE POWER
   EACH             0

 REPORTING    10    SHARED DISPOSITIVE POWER
                    0
PERSON WITH
-------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,278,141(1)
-------------------------------------------------------------------------------
    12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              [  ]
-------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.5%(2)
-------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------

(1) Northrop Grumman Corporation and Northrop Grumman Space & Mission Systems Corp. (the "Reporting Persons") may be deemed to beneficially own 2,278,141 shares of Common Stock of Essex Corporation pursuant to the Voting Agreements described in Item 4 below and the irrevocable proxy contained therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 21,780,467 shares of Common Stock of Essex Corporation outstanding at October 31, 2006, as reported in its Quarterly Report on Form 10-Q for the period ended September 30, 2006.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this "Statement") relates to the common stock, no par value per share (the "Common Stock"), of Essex Corporation, a Virginia corporation ("Essex"). The principal executive offices of Essex are located at 6708 Alexander Bell Drive, Columbia, MD 21046.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed by Northrop Grumman Corporation, a Delaware corporation ("Northrop Grumman"), and Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.), an Ohio corporation and wholly owned subsidiary of Northrop Grumman ("NGS&MSC" and together with Northrop Grumman, the "Reporting Persons"). The principal executive offices of Northrop Grumman and NGS&MSC are located at 1840 Century Park East, Los Angeles, California 90067. Northrop Grumman and its subsidiaries provide technologically advanced, innovative products, services and solutions in defense and commercial electronics, information technology, systems integration and nuclear and non-nuclear shipbuilding and systems.

NGS&MSC has the direct power to vote the shares of Common Stock of Essex covered under this Statement (the "Shares"). As the sole parent of NGS&MSC, Northrop Grumman has the indirect power to vote the Shares. The Reporting Persons have entered into a Joint Filing Agreement, dated November 13, 2006, a copy of which is attached as Exhibit 7.01 hereto, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Annex I attached to this Statement contains the following information concerning each director, executive officer and controlling person of Northrop Grumman and NGS&MSC: (a) the name and residence or business address; (b) the principal occupation or employment; and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex I is incorporated herein by reference. During the last five years, neither of the Reporting Persons nor any of the persons listed on Annex I (to the knowledge of the Reporting Persons) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NGS&MSC and Essex have entered into a definitive Agreement and Plan of Merger, dated as of November 8, 2006 (the "Merger Agreement"). Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the "Merger") of Eagle Transaction Corporation, a wholly-owned subsidiary of NGS&MSC, into Essex, with Essex continuing as the surviving corporation and a wholly-owned subsidiary of NGS&MSC. In consideration of the Merger, Essex shareholders will receive $24.00 per share of Common Stock in an all-cash transaction valued at approximately $580 million, which includes the assumption of Essex's debt.

As an inducement for NGS&MSC to enter into the Merger Agreement with Essex, and in consideration thereof, certain shareholders of Essex entered into Voting Agreements, dated as of November 8, 2006, with NGS&MSC (the "Voting Agreements"). NGS&MSC did not pay any additional consideration to such Essex shareholders in connection with the execution and delivery of the Voting Agreements.

For a description of the Merger Agreement and the Voting Agreements, see
Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

As stated above, the Voting Agreements were entered into as an inducement for, and in consideration of, NGS&MSC entering into the Merger Agreement.

MERGER AGREEMENT

At the effective time and as a result of the Merger, each share of Common Stock of Essex issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be canceled and extinguished and automatically converted into the right to receive an amount of cash equal to $24.00, without interest (the "Merger Consideration"). Each option to purchase shares of Common Stock outstanding as of the Effective Time will be cancelled in exchange for the right to receive a cash payment, without interest, equal to the difference between the Merger Consideration and the exercise price of such option.

VOTING AGREEMENTS

In connection with the Merger Agreement, NGS&MSC has entered into voting agreements ("Voting Agreements") with certain shareholders of Essex owning an aggregate of 2,278,141 Shares, which represent approximately 10.5% of the outstanding Common Stock of Essex, based on 21,780,467 shares of Common Stock of Essex outstanding at October 31, 2006, as reported in its Quarterly Report on Form 10-Q for the period ended September 30, 2006, each substantially in the form of Exhibit 7.03 hereto. The shareholders are (i) Leonard Moodispaw, the President and Chief Executive Officer of Essex; (ii) Terry Turpin, Senior Vice President of Essex; and (iii) John Hannon, Director of Essex (together, the "Covered Shareholders"). In addition to the aggregate 2,278,141 Shares covered by the Voting Agreements, the Voting Agreements also cover any additional Common Stock issuable to the Covered Shareholders upon conversion of warrants or exercise of options or other rights to acquire Common Stock, specifically including an aggregate of 627,000 options held by the Covered Shareholders.

Among other things, the Voting Agreements provide that: (i) the Covered Shareholders will not solicit or knowingly encourage any inquiries or the making of any takeover proposal from any person other than NGS&MSC, (ii) the Covered Shareholders will vote (a) in favor of adoption and approval of the Merger Agreement and the Merger contemplated thereby, (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement, (c) against any other action, proposal, transaction or agreement that would compete with or serve to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger, and (d) against any takeover proposal (other than the takeover proposal contemplated by the Merger Agreement), and (iii) the Covered Shareholders grant to certain employees of Northrop Grumman a limited irrevocable proxy to vote, express, consent or dissent the shares owned by the Covered Shareholders with regard to the matters specified in (ii) for the term of the Voting Agreement.

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibit 7.02 and Exhibit 7.03 and are incorporated herein by reference.

DELISTING AND TERMINATION OF REGISTRATION

If the Merger is consummated, the shares of Common Stock will be delisted from The Nasdaq Global Select Market and will be deregistered under the Exchange Act. Furthermore, some or all of the current directors or officers of Essex may be replaced by NGS&MSC.

Except as set forth in this Item 4, the Reporting Persons have no knowledge that any of the individuals referred to in Annex I to this Schedule 13D have any plans or proposals which relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Pursuant to the Voting Agreements, and subject to the conditions and limitations thereof, the Reporting Persons may be deemed to have shared power to vote or direct the vote of 2,278,141 shares of Common Stock, which represents approximately 10.5% of the outstanding shares of Common Stock, based on 21,780,467 shares of Common Stock outstanding at October 31, 2006, as reported in its Quarterly Report on Form 10-Q for the period ended September 30, 2006. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To the best of the Reporting Persons' knowledge, none of the individuals referred to in Annex I to this Schedule 13D may be deemed to beneficially own any Common Stock.

Apart from the terms and conditions set forth in the Voting Agreements, the Reporting Persons are not entitled to any rights of a shareholder of Essex. The Reporting Persons do not, other than as specified in the Voting Agreements, have (i) sole or shared power to vote or direct the vote or
(ii) sole or shared power to dispose or direct the disposition of Common
Stock.

(c) Except as set forth or incorporated herein, neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the individuals referred to in Annex I to this Schedule 13D, have effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Merger Agreement and the Voting Agreements, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Annex I to this Schedule 13D or between such persons and any other person with respect to the securities of Essex, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

7.01 Joint Filing Agreement by and between Northrop Grumman and NGS&MSC, dated November 13, 2006.

7.02 Agreement and Plan of Merger, dated as of November 8, 2006, by and among NGS&MSC, Eagle Transaction Corporation and Essex.

7.03 Form of Voting Agreement, entered into by NGS&MSC with certain shareholders of Essex as of November 8, 2006.

                                 SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  November 13, 2006

                                  NORTHROP GRUMMAN CORPORATION

                                  By:     /s/ Kathleen M. Salmas
                                          ----------------------------
                                          Name:   Kathleen M. Salmas
                                          Title:  Assistant Secretary


                                  NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP.

                                  By:     /s/ Kathleen M. Salmas
                                          ----------------------------
                                          Name:  Kathleen M. Salmas
                                          Title: Secretary

                                  ANNEX I

                    EXECUTIVE OFFICERS AND DIRECTORS OF
             NORTHROP GRUMMAN CORPORATION ("NORTHROP GRUMMAN")

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of Northrop Grumman. To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States of America. The name of each person who is a director of Northrop Grumman is marked with an asterisk.

NAME/CITIZENSHIP              BUSINESS ADDRESS               PRINCIPAL OCCUPATION
JERRY B. AGEE              1200 Sunset Hills Road            Corporate Vice President and
                           Reston, VA 20190                  President, Northrop Grumman
                                                             Mission Systems

WESLEY J.  BUSH            1840 Century Park East,           President and Chief Financial
                           Los Angeles, California 90067     Officer, Northrop Grumman

JAMES L. CAMERON           2411 Dulles Corner Park           Corporate Vice President and
                           8th Floor, Suite 5200             President, Northrop Grumman
                           Herndon, VA 20171                 Technical Services

JOHN T. CHAIN, JR.*        c/o 1840 Century Park East,       General U.S. Air Force (Ret.) /
                           Los Angeles, California 90067     Chairman of the Board, Thomas
                                                             Group, Inc.

LEWIS W. COLEMAN*          c/o 1840 Century Park East,       President, DreamWorks Animation
                           Los Angeles, California 90067     SKG

VIC FAZIO*                 c/o 1840 Century Park East,       Senior Advisor, Akin Gump Strauss
                           Los Angeles, California 90067     Hauer & Feld LLP

STEPHEN E. FRANK*          c/o 1840 Century Park East,       Former Chairman, President and
                           Los Angeles, California 90067     Chief Executive Officer, Southern
                                                             California Edison

PHILLIP FROST*             c/o 1840 Century Park East,       Vice Chairman of the Board, Teva
                           Los Angeles, California 90067     Pharmaceutical Industries, Ltd.

KENNETH N. HEINTZ          1840 Century Park East,           Corporate Vice President,
                           Los Angeles, California 90067     Controller and Chief Accounting
                                                             Officer, Northrop Grumman

ROBERT W. HELM             1000 Wilson Boulevard             Corporate Vice President, Business
                           Suite 2300                        Development and Government
                           Arlington, VA 22209               Relations, Northrop Grumman

CHARLES R. LARSON*         c/o 1840 Century Park East,       Admiral, United States Navy (Ret.)
                           Los Angeles, California 90067

ALEXIS LIVANOS             One Space Park                    Corporate Vice President and
                           Redondo Beach, CA 90278           President, Northrop Grumman Space
                                                             Technology

JOHN H. MULLAN             1840 Century Park East,           Corporate Vice President and
                           Los Angeles, California 90067     Secretary, Northrop Grumman
                                                             Corporation

RICHARD B. MYERS*          c/o 1840 Century Park East,       General, United States Air Force
                           Los Angeles, California 90067     (Ret.), Former Chairman, Joint
                                                             Chiefs of Staff

ROSANNE O'BRIEN            1840 Century Park East,           Corporate Vice President,
                           Los Angeles, California 90067     Communications, Northrop Grumman

PHILIP A. ODEEN*           c/o 1840 Century Park East,       Chairman, Reynolds and Reynolds
                           Los Angeles, California 90067     Company

JAMES R. O'NEIL            7575 Colshire Drive               Corporate Vice President and
                           McLean, VA 22102                  President, Northrop Grumman
                                                             Information Technology

AULANA L. PETERS*          c/o 1840 Century Park East,       Retired Partner, Gibson, Dunn &
                           Los Angeles, California 90067     Crutcher

MIKE PETTERS               4101 Washington Avenue Newport    Corporate Vice President and
                           News, VA 23607                    President, Northrop Grumman
                                                             Newport News

JAMES F. PITTS             1580-A West Nursery Road          Corporate Vice President and
                           Linthicum, MD 21090               President, Northrop Grumman
                                                             Electronic Systems

JAMES L. SANFORD           1840 Century Park East,           Corporate Vice President and
                           Los Angeles, California 90067     Treasurer, Northrop Grumman

SCOTT SEYMOUR              One Hornet Way                    Corporate Vice President and
                           El Segundo, Segundo, CA 90245     President, Northrop Grumman
                                                             Integrated Systems

KEVIN W. SHARER*           c/o 1840 Century Park East,       Chairman, Chief Executive Officer
                           Los Angeles, California 90067     and President, Amgen Inc.


RONALD D. SUGAR*           1840 Century Park East,           Chairman and Chief Executive
                           Los Angeles, California 90067     Officer, Northrop Grumman

PHILIP A. TEEL             1000 Access Road                  Corporate Vice President and
                           Pascagoula, MS 39567              President, Northrop Grumman Ship
                                                             Systems

W. BURKS TERRY             1840 Century Park East,           Corporate Vice President and
                           Los Angeles, California 90067     General Counsel, Northrop Grumman

IAN V. ZISKIN              1840 Century Park East,           Corporate Vice President and Chief
                           Los Angeles, California 90067     Human Resources and Administrative
                                                             Officer, Northrop Grumman

                    EXECUTIVE OFFICERS AND DIRECTORS OF
         NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. ("NGS&MSC")

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of NGS&MSC. To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States of America. The name of each person who is a director of NGS&MSC is marked with an asterisk.



   NAME                    BUSINESS ADDRESS                  PRINCIPAL OCCUPATION
JAMES L. SANFORD*          1840 Century Park East,           President and Treasurer
                           Los Angeles, California 90067

KATHLEEN M. SALMAS         1840 Century Park East,           Secretary
                           Los Angeles, California 90067

JERRY B. AGEE              1200 Sunset Hills Road            Executive Vice President
                           Reston, VA 20190

ALEXIS LIVANOS             One Space Park                    Executive Vice President
                           Redondo Beach, CA 90278

JOHN H. MULLAN*            1840 Century Park East,
                           Los Angeles, California 90067

GARY W. MCKENZIE*          1840 Century Park East,
                           Los Angeles, California 90067